SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 17, 2009
(Commission File No. 333-131938)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___
If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 17, 2009

TAM Cargo and TAP Cargo Sign Agreement to Expand Client Services

Contract Allows Each Company to Increase Range of Destinations Served

São Paulo, April 17, 2009 – (NYSE: TAM and Bovespa:  TAMM4) TAM Cargo, our cargo unit and TAP Cargo signed a contract today during Intermodal South America 2009 that expands the range of destinations served by both companies' cargo operations. TAM Cargo will serve 15 new locations in Europe and Africa. TAP Cargo will in turn be able to deliver cargo to 15 additional destinations throughout Brazil and the rest of South America.

"The contract will enable us to offer more complete and efficient service to our clients, who can rest assured that they will be provided a high quality operation from start to finish, throughout both TAM Cargo and TAP Cargo's processes," said Carlos Amodeo, our cargo director.

With the new partnership, TAM Cargo expands its operations in Europe to include the following cities: Lisbon and Porto (Portugal), Amsterdam (Holland), Prague (Czech Republic), Budapest (Hungary), Stockholm (Sweden), Copenhagen (Denmark), Oslo (Norway) and Zagreb (Croatia). In Africa, it will now serve Luanda (Angola) Maputo (Mozambique) Dakar (Senegal), Sal (Cape Verde), Sao Tome and Guinea Bissau.

    TAP Cargo expands its operations to include ten more cities in Brazil (Vitoria, Florianopolis, Porto Alegre, Curitiba, Manaus, Belem, Goiania, Aracaju, Joao Pessoa and Sao Luis) and five in other parts of South America (Buenos Aires, Asuncion, Lima, Montevideo and Santiago).

"This agreement is exceedingly important for both companies and takes advantage of complementary routes to expand their networks of freight transportation service in South America and Europe, to their mutual benefit," says Luis Vaz, TAP’S Executive Administrator.

Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ir	Press Agency Contact: www.tam.com.br www.taminforma.com.br MVL Comunicação Phone: (55) (11) 3594- 0302 / 0303 / 0304 / 0305 / 0306 equipetam@mvl.com.br

About TAM Cargo
TAM Cargo serves locations in Brazil and abroad. Striving for excellence in service, TAM Cargo provides customer service channels through their web site (www.tamcargo.com.br) and through a 24-hour Call Center, through which users can obtain general information concerning the transportation of goods, get quotes, request samples and track cargo in real time. The service can be reached by phone at 0300 1159999.

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed March 2009 with 49.3% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil.  TAM's market share among Brazilian companies that operate international flights stood at 86.8% in March. Operations abroad include TAM flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 5.5 million subscribers and has awarded more than 7.4 million tickets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.